Exhibit 99.1

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2026

SINGAPORE, OCT. 16, 2026 (GLOBE NEWSWIRE) — Phaos Technology Holdings (Cayman) Limited (NYSE American: POAS) (“Phaos” or “the Company”), an advanced microscopy technology company headquartered in Singapore, announced that it filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended April 30, 2026 with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2026.

The Annual Report, which includes the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2026, is available through the SEC’s EDGAR database at www.sec.gov. Investors may also access the Company’s investor relations website at https://ir.phaostech.com/ for Company information and filings.

For fiscal year 2026, the Company reported revenue of S$132,077, compared with S$167,707 for fiscal year 2025, with the decrease primarily attributable to delayed customer orders that the Company expects to be captured in fiscal year 2027. The year also included non-recurring costs associated with completing the Company’s November 2025 initial public offering, alongside substantial business development expenditure as the Company pursued expansion initiatives. Service revenue increased by 59.3% to S$10,845 from S$6,808, while cash and cash equivalents increased to S$762,234 as of April 30, 2026 from S$129,552 a year earlier, and total shareholders’ equity improved to S$5.30 million from a deficit of S$1.96 million. The Company expects significant momentum with expected growth in revenue going forward for six months ended October 2026.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the United States Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information please contact:

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com